Exhibit 23.2

CONSENT OF INDEPENDENT VALUATION FIRM

We consent to the inclusion in Mobile Mini, Inc.’s Quarterly Report on Form 10-Q for the period ended June 30, 2012 of references to our Valuation Reports relating to the estimation of either or both the fair market value and the orderly liquidation value of the company’s lease fleet appraised as of October 31, 2011 and to references to our firm’s name therein.

AccuVal Associates, Incorporated

/s/ William R. Corwin
William R. Corwin, CEA
Senior Manager